UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
__________

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2016

OR

[   ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934
For the transition period from        to

Commission File Number 1-3526

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

THE SOUTHERN COMPANY
EMPLOYEE SAVINGS PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

THE SOUTHERN COMPANY
30 Ivan Allen Jr. Boulevard, NW
Atlanta, Georgia 30308

THE SOUTHERN COMPANY EMPLOYEE SAVINGS PLAN
TABLE OF CONTENTS
Page

EXHIBITS	2
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	3
FINANCIAL STATEMENTS AS OF DECEMBER 31, 2016 and 2015 AND FOR THE YEAR ENDED DECEMBER 31, 2016:
Statements of Net Assets Available for Benefits	4
Statement of Changes in Net Assets Available for Benefits	5
Notes to Financial Statements	6-14
SUPPLEMENTARY SCHEDULE AS OF DECEMBER 31, 2016
Form 5500, Schedule H, Part IV, Line 4i - Schedule of Assets (Held at End of Year)	15
SIGNATURE	16

NOTE:
All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

EXHIBITS

23.1	Consent of Warren Averett, LLC

Report of Independent Registered Public Accounting Firm

To the Plan Administrator
The Southern Company Employee Savings Plan

We have audited the accompanying statements of net assets available for benefits of The Southern Company Employee Savings Plan (the “Plan”) as of December 31, 2016 and 2015, and the related statement of changes in net assets available for benefits for the year ended December 31, 2016. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2016 and 2015, and the changes in net assets available for benefits for the year ended December 31, 2016 in conformity with accounting principles generally accepted in the United States of America.

The Supplemental Schedule of Assets (Held at End of Year) as of December 31, 2016 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The Supplemental Schedule of Assets (Held at End of Year) is the responsibility of the Plan’s management. Our audit procedures included determining whether the Supplemental Schedule of Assets (Held at End of Year) reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Schedule of Assets (Held at End of Year). In forming our opinion on the Supplemental Schedule of Assets (Held at End of Year), we evaluated whether the Supplemental Schedule of Assets (Held at End of Year), including its form and content, is presented in conformity with Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the Supplemental Schedule of Assets (Held at End of Year) is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Warren Averett, LLC
Atlanta, Georgia
June 28, 2017

The Southern Company Employee Savings Plan
Statements of Net Assets Available for Benefits
December 31, 2016 and 2015

	2016	2015
ASSETS

Participant-directed investments at fair value	$5,589,310,971	$5,285,553,451

Receivables
Notes receivable from participants	110,548,337	108,101,213
Accrued interest	340	337
Total Receivables	110,548,677	108,10,5507

Cash	233,091	1,358,687

NET ASSETS AVAILABLE FOR BENEFITS	$5,700,092,739	$5,395,013,688

See notes to the financial statements.

The Southern Company Employee Savings Plan
Statement of Changes in Net Assets
Available for Benefits
For the Year Ended December 31, 2016

ADDITIONS

Contributions from participants	$185,084,286
Contributions from participant rollovers	10,562,274
Contributions from employer	95,709,961
Interest on notes receivable from participants	3,463,250
Interest and dividends	157,327,261
Net appreciation in fair value of investments	325,666,066

TOTAL ADDITIONS	777,813,098

DEDUCTIONS

Benefits paid to participants or beneficiaries	471,391,919
Administrative expenses and other	1,342,128

TOTAL DEDUCTIONS	472,734,047

NET INCREASE	305,079,051

NET ASSETS AVAILABLE FOR BENEFITS
Beginning of Year	5,395,013,688

End of Year	$5,700,092,739

See notes to the financial statements.

The Southern Company Employee Savings Plan
Notes to Financial Statements

A.    DESCRIPTION OF THE PLAN
General. The following description of The Southern Company Employee Savings Plan (the “Plan”) is provided for general information purposes only. Readers should refer to the Plan and other documents relating to the Plan for more complete information.
The Plan is a defined contribution plan administered by The Southern Company Benefits Administration Committee (the “Committee”), as designated in the Plan. The Plan covers substantially all employees and certain former employees and retirees of the following subsidiaries of The Southern Company (the “Company”): Alabama Power Company, Georgia Power Company, Gulf Power Company, Mississippi Power Company, Southern Company Services, Inc. (the “Plan Sponsor”), Southern Communications Services, Inc., and Southern Nuclear Operating Company, Inc. (collectively, referred to as the “Employing Companies”). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), and the Internal Revenue Code of 1986, as amended (the “IRC”).
Plan Administration. The trustee and recordkeeper of the Plan are Bank of America, N.A. (the “Trustee”) and Merrill Lynch, Pierce, Fenner & Smith, Incorporated, respectively.
Participation. Employees meeting certain criteria, as defined by the Plan, may elect to participate in the Plan as of the first day of any payroll period after the employee’s first day of employment. Employees who do not make an affirmative election will be automatically enrolled after their first 30 days of employment.
Contributions. Participants may elect to contribute total before-tax, Roth after-tax, or regular after-tax contributions of up to 25% of eligible compensation, as defined by the Plan. Participants may change the percentage of their contributions at any time. Contributions are subject to certain IRC limitations. Participants also may contribute by rolling over to the Plan amounts representing distributions from other qualified defined benefit plans, defined contribution plans, or eligible individual retirement accounts. Participants who attained age 50 before the end of the year are eligible to make catch-up contributions in accordance with limits as prescribed by the IRC.

Employees who are automatically enrolled are deemed to have elected a default contribution rate of six percent of compensation, provided that eligible employees may elect at any time to change the default elections as otherwise permitted by the terms of the Plan.
The Employing Companies’ contributions (“Employer Matching Contributions”) are discretionary and determined by the Board of Directors of the Plan Sponsor. For the year ended December 31, 2016, the Employing Companies contributed, on behalf of the participants, an amount equal to 85% of each participant’s contribution, up to 6% of eligible compensation. The Board of Directors of the Plan Sponsor reserves the right to discontinue or change the Employer Matching Contributions at any time; however, it has not expressed any intent to make any changes at the present time.
For the year ended December 31, 2016, the Company funded employee contributions and employer matching contributions with 1,308,999 and 690,615 shares of Southern Company common stock, respectively, valued at $65,526,885 and $34,563,354, respectively.
Participant Accounts. Individual accounts are maintained for each Plan participant. Each participant’s account is credited with the participant’s contributions, the Employer Matching Contributions, and an allocation of Plan earnings based on the participant’s investment elections, and charged with certain administrative expenses and any withdrawals and allocations of Plan losses based on the participant’s investment elections. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.
Investment Options. Participants’ contributions may be invested in 1% increments into any of the investment options offered by the Plan. The Plan offers a participant-directed brokerage account that allows participants to purchase publicly traded securities, mutual funds, and fixed income instruments. Participants may change their investment options at any time.
Vesting. Participants are immediately vested in the total value of their accounts - both employee and Employer Matching Contributions.

Notes Receivable from Participants. Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum of $50,000 or 50% of their account balances, whichever is less. The loans are secured by the balance in the participant’s account and bear interest at rates commensurate with prevailing rates as determined by the Committee. The term of the loan may not be less than 12 months or more than 58 months. However, if the loan is to be used to purchase a principal residence, the term of the loan may be up to 15 years. Generally, principal and interest are paid ratably through payroll deductions. Participants also may repay an outstanding loan in full at any time.
Payment of Benefits. Upon retirement, a participant may elect to receive a lump-sum amount equal to the value of the participant’s account or annual installments over a period of up to 20 years or may defer the distribution of the account. However, the participant must begin receiving payments by April 1 of the calendar year following the later of the calendar year in which the participant reaches age 70½ or terminates with the Company. On termination of service due to death or disability, or for other reasons, a participant or beneficiary may receive the value of his or her account as a lump-sum distribution.
Each participant may elect to receive a cash distribution of all or a portion of the dividends payable on the shares of the Company’s common stock credited to the participant’s account as of the record date of the dividend. The dividends payable on the shares of the Company’s common stock credited to the account of a participant who does not elect to receive a cash distribution are reinvested in the participant’s account in shares of the Company’s common stock. Payments of the cash distributions for dividends payable are made as soon as administratively practicable after the payable date of the dividend but no later than 90 days after the end of the Plan year which includes such payable date. A participant’s election to receive cash distributions of dividends payable on the Company’s common stock is revoked automatically upon his or her death.

B.    SUMMARY OF ACCOUNTING POLICIES
Basis of Accounting. The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”).
Use of Estimates. The preparation of financial statements in conformity with GAAP requires Plan management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Risks and Uncertainties. The Plan provides for various investment options. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.
Investment Valuation and Income Recognition. The Plan’s investments are stated at fair value. Quoted market prices are used to value all readily marketable securities. Common stocks are valued at the closing price reported on the active market on which the individual securities are traded. Mutual funds are valued at the daily closing price as reported by the fund. Mutual funds held by the Plan are open-end mutual funds that are registered with the Securities and Exchange Commission. These funds are required to publish their daily net asset value (“NAV”) and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded. Common collective trust funds are valued at the NAV of units of a collective trust fund. The NAV, as provided by the Trustee, is used as a practical expedient to estimate fair value.
The NAV is based on the fair value of the underlying investments held by the fund less its liabilities. This practical expedient is not used when it is determined to be probable that the fund will sell the investment for an amount different than the reported NAV. Participant transactions (purchases and sales) may occur daily.
Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividend income is recorded on the ex-dividend date.
Notes Receivable from Participants. Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2016 or 2015. If a participant ceases to make loan repayments and the plan administrator deems the participant loan to be a distribution, the participant loan balance is reduced and a benefit payment is recorded.

Payments of Benefits. Benefit payments to participants are recorded upon distribution. Amounts allocated to accounts of persons who have elected to withdraw from the Plan but have not yet been paid were $2,039,818 and $3,686,276 as of December 31, 2016 and 2015, respectively.
Administrative and Investment Management Fees. Brokerage commissions, transfer taxes, and any other expenses resulting from purchases and sales of securities within investment funds are charged to the various investment funds. Commissions on individual securities traded through the participant directed brokerage option are charged to the participant making the trade.
In addition, investment management fees for all funds, except Company common stock, are charged to Plan assets.
Certain reasonable Plan administration expenses approved in accordance with Plan requirements may be paid from Plan assets.

C.    NEW ACCOUNTING PRONOUNCEMENTS
In May 2015, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2015-07— Fair Value Measurement (Topic 820): Disclosure for Investments in Certain Entities that Calculate NAV per Share (or its Equivalent), which exempts investments measured using the NAV practical expedient in Topic 820 Fair Value Measurement, from categorization within the fair value hierarchy. Management adopted the provisions of ASU 2015-07 retrospectively in 2015. There was no material impact to the financial statements as a result of adopting this amendment.
In July 2015, the FASB issued ASU 2015-12 — Plan Accounting: Defined Benefit Pension Plans (Topic 960); Defined Contribution Plans (Topic 962); and Health and Welfare Benefit Plans (Topic 965): Part (I) Fully Benefit-Responsive Investment Contracts; Part (II) Plan Investment Disclosures; and Part (III) Measurement Date Practical Expedient. The purpose of ASU 2015-12 is to simplify Plan accounting, presentation and disclosures as follows:

i.
Designate contract value as the only required measure for direct investments in fully benefit-responsive investment contracts. Accordingly there will no longer be an adjustment from fair value to contract value on the face of the financial statements.

ii.
Eliminate the requirements for plans to disclose (i) individual investments that represent 5 percent or more of net assets available for benefits and (ii) the net appreciation or depreciation for investments by general type for both participant-directed investments and nonparticipant-directed investments. The net appreciation or depreciation in investments for the period will still be required to be presented in the aggregate. In addition, if an investment is measured using the net asset value per share (or its equivalent) practical expedient in Topic 820 and that investment is in a fund that files a U.S. Department of Labor Form 5500, Annual Return/Report of Employee Benefit Plan, as a direct filing entity, disclosure of that investment’s strategy will no longer be required.

iii.
Provide a practical expedient that permits plans to measure investments and investment-related accounts as of a month-end date that is closest to the plan's fiscal year-end, when the fiscal period does not coincide with month-end.

The Plan adopted Parts I and II of ASU 2015-12 retrospectively in 2015. Part III of ASU 2015-12 is not applicable to the Plan.

D.    FAIR VALUE MEASUREMENT
Accounting Standard Codification (“ASC”) Topic 820 establishes a fair value hierarchy that prioritizes observable and unobservable inputs to valuation techniques used to measure fair value. These levels, in order of highest to lowest priority are described below:

Level 1 —	Quoted prices (unadjusted) in active markets for identical assets or liabilities at the measurement date.
Level 2 —	Observable prices that are based on inputs not quoted on active markets, but corroborated by market data.
Level 3 —	Prices that are unobservable for the asset or liability and are developed based on the best information available under the circumstances, which might include the Company’s own data.

The Plan classifies its investments based on the lowest level of input that is significant to the fair value measurement. The following tables set forth, by level within the fair value hierarchy, a summary of the Plan’s investments measured at fair value as of December 31, 2016 and 2015.

	Level 1	Level 2	Total
December 31, 2016

Southern Company Common Stock	$2,699,206,383	$—	$2,688,206,383
Self-Directed Investments	267,846,903	77,396,141	345,243,044

Total Investments in Hierarchy	$2,967,053,286	$77,396,141	3,044,449,427

Investments Valued at NAV
Common Collective Trusts (1)(2)			2,544,861,544

Total investments at fair value			$5,589,310,971

	Level 1	Level 2	Total
December 31, 2015

Southern Company Common Stock	$2,599,126,063	$—	$2,599,126,063
Mutual Funds	857,490,788	—	857,490,788
Self-Directed Investments	259,080,011	65,823,841	324,903,852

Total Investments in Hierarchy	$3,751,696,862	$65,823,841	3,781,520,703

Investments Valued at NAV
Common Collective Trusts (1)(2)			1,504,032,748

Total investments at fair value			$5,285,553,451

(1)
Certain investments measured at NAV per unit (or its equivalent) have not been classified in the fair value hierarchy. The fair value amounts presented are intended to permit reconciliation of the fair value hierarchy to the statement of net assets available for benefits.

(2)	Measured using the NAV per unit (or its equivalent) as a practical expedient and held in a fund that files a Form 5500, Annual Return/Report of Employee Benefit Plan, as a direct filing entity.

E.    EXEMPT PARTY-IN-INTEREST TRANSACTIONS
Certain Plan investments are units of common collective trust funds managed by BlackRock, Inc., a company in which the Trustee holds a substantial but not majority ownership interest. Fees paid by the Plan for investment management services were included as a reduction of the return earned on each fund.
At December 31, 2016 and 2015, the Plan held 54,873,071 and 55,548,751 shares, respectively, of common stock of the Company at a fair value of $2,699,206,383 and $2,599,126,063, respectively, with a cost basis of $2,628,229,254 and $2,722,849,000, respectively. During the year ended December 31, 2016, the Plan recorded related dividend income of approximately $119,260,000.

F.    PLAN TERMINATION
Although it has not expressed any intention to do so, the Plan Sponsor has the right under the Plan to discontinue Employer Matching Contributions at any time and/or to terminate the Plan subject to the provisions set forth in ERISA. If the Plan is terminated, participants will remain 100% vested in their accounts.

G.    FEDERAL INCOME TAX STATUS
The Internal Revenue Service (“IRS”) has determined and informed the Plan Sponsor by a letter dated May 22, 2012 that the Plan and related trust were designed in accordance with the applicable regulations of the IRC. Although the Plan has been amended since receiving the determination letter, the Plan Sponsor and the Committee believe that the Plan is currently designed and operated in compliance with the applicable requirements of the IRC, and the Plan and related trust continue to be tax-exempt. Therefore, no provision for income taxes has been included in the Plan’s financial statements.
GAAP require Plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. Plan management has analyzed the tax positions taken by the Plan and has concluded that, as of December 31, 2016, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

H.    RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500
Amounts allocated to withdrawing participants as of December 31, 2016 and 2015 in the amount of $2,039,818 and $3,686,276, respectively, are recorded on the Form 5500 for benefits payments that have been processed and approved for payment prior to year-end but not paid as of that date.
The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2016 and 2015 to the Form 5500:

	2016	2015
Net Assets Available For Benefits	$5,700,092,739	$5,395,013,688
Less: Amounts allocated to withdrawing participants	(2,039,818)	(3,686,276)
Net Assets Available For Benefits per Form 5500	$5,698,052,921	$5,391,327,412

The following is a reconciliation of benefits paid to participants per the financial statements for the year ended December 31, 2016 to the Form 5500:

Benefits paid to participants or beneficiaries per financial statements	$471,391,919
Add: Amounts allocated to withdrawing participants 2016	2,039,818
Less: Amounts allocated to withdrawing participants 2015	(3,686,276)
Benefits paid to participants per Form 5500	$469,745,461

Supplementary Schedule

Form 5500, Schedule H, Part IV, Line 4i
Plan Sponsor’s EIN: 63-0274273
Plan Number: 002

The Southern Company Employee Savings Plan
Schedule of Assets (Held at End of Year)
December 31, 2016

(a)	(b) Identity of issuer, borrower, lessor, or similar party	(c) Description of investment maturity date, rate of interest, collateral, par or maturity value	(d) Cost	(e) Current value

*	The Southern Company	Common Stock	**	$2,699,206,383
*	BlackRock	BlackRock Money Market Fund	**	472,556,854
*	BlackRock	BIF Money Market	**	2,040,268
*	BlackRock	BlackRock Russell 2000 Index Fund	**	407,908,339
*	BlackRock	BlackRock EAFE Equity Index Fund	**	395,225,721
	Vanguard	Vanguard 500 Index Fund	**	921,111,313
	Northern Trust	Northern Trust Collective Aggregate Bond Index Fund (Tier Three)	**	346,019,049
	Various	Self-Directed Accounts	**	345,243,044
*	Participant Loans	Interest rates range from 3.25% to 10.0% with maturity dates through 2025	-0-	110,548,337
	TOTAL			$5,699,859,308

*	Party-in-interest
**	Cost information is not required as all investments are participant-directed

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, The Southern Company Employee Savings Plan Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

THE SOUTHERN COMPANY
EMPLOYEE SAVINGS PLAN

                   /s/Nancy E. Sykes                   .
Nancy E. Sykes
The Southern Company Benefits
Administration Committee

June 28, 2017